Exhibit (a)(1)(H)

NICE-SYSTEMS LTD.
NOTICE OF WITHDRAWAL – WEB SUBMISSION

        If you previously elected to exchange your options granted before September 1, 2008 with an exercise price of greater than $30.00 per share (the “Eligible Options”), but you would like to change your decision and withdraw some or all of your grants of Eligible Options, you must submit this Notice of Withdrawal, for each grant with respect to which you previously submitted an Election Form, on or before 4:00 p.m., Eastern Daylight Time, on August 5, 2009, unless the offer is extended. If you have questions, please contact Tzur Tamir at +972-9-775-2339 or by email at tenderoffer@nice.com.

To NICE-Systems Ltd.:

        I previously received a copy of the Offer to Exchange, dated June 23, 2009 (the “Offer to Exchange”) and an election form (the “Election Form”). I submitted the Election Form, in which I chose to accept NICE-Systems Ltd.‘s offer to exchange my Eligible Options listed below. I now wish to withdraw all of the Eligible Options I surrendered for exchange and which are listed below (the “Withdrawn Option”). I understand that by submitting this Notice of Withdrawal, I will be withdrawing my previous acceptance of the offer and I will not be surrendering the grant of Eligible Options previously tendered for exchange as indicated below.

        I understand that in order to withdraw, I must submit this Notice of Withdrawal to you on or before 4:00 p.m., Eastern Daylight Time, on August 5, 2009, or if NICE-Systems Ltd. extends the deadline to exchange Eligible Options, before the extended expiration of the offer. If I later choose to have the Withdrawn Options exchanged, I must submit a new election form, along with any other required documents, through the Offer to Exchange website at http://www.tamirfishman.com prior to the expiration of the offer.

        By rescinding my election to NICE-Systems Ltd. to exchange the grant of Eligible Options listed below, I understand that I will not receive any new options or new restricted share units and I will keep my old options with respect to such grant (with the same exercise price as before). These options will continue to be governed by the incentive plan under which they were granted and the existing option grant documents between NICE-Systems Ltd. and me.

☒	I do not wish you to exchange my Eligible Options listed below.

Grant Number	Grant Date	Eligible Options	Option Price

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